Via EDGAR and Federal Express

May 11, 2012

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-179870) of Nexeo Solutions, LLC, Nexeo Solutions Finance Corporation, Nexeo Solutions Holdings, LLC and Nexeo Solutions Sub Holding Corp. (the “Registrants”)

Dear Ms. Long:

On behalf of the Registrants, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 2:00 p.m. (Washington, D.C. time) on May 14, 2012 or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission in its letter dated March 30, 2012, the Registrants hereby acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       This request has also been transmitted via EDGAR.

(Signature page follows)

Very truly yours,

NEXEO SOLUTIONS, LLC

By:	/s/ Michael B. Farnell
Michael B. Farnell, Jr. Chief Legal Officer